Erasca, Inc.

10835 Road to the Cure, Suite 140

San Diego, CA 92121

July 13, 2021

VIA EDGAR

Ms. Tonya K. Aldave

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Erasca, Inc.

Registration Statement on Form S-1

File No. 333-257436

Dear Ms. Aldave:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Erasca, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on July 15, 2021, or as soon as practicable thereafter.

Please contact Matthew T. Bush of Latham & Watkins LLP, counsel to the Company, at (858) 523-3962, to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Very truly yours,

ERASCA, INC.

By:	/s/ Jonathan E. Lim
Jonathan E. Lim, M.D.
Chairman and Chief Executive Officer

cc:

Sonia Bednarowski, Securities and Exchange Commission

Angella Connell, Securities and Exchange Commission

Julie Sherman, Securities and Exchange Commission

David M. Chacko, M.D., Erasca, Inc.

Ebun S. Garner, Erasca, Inc.

Cheston J. Larson, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP

Alaina P. Ellis, Latham & Watkins LLP